Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made and entered into as of January 10, 2021 (the “Effective Date”), by and between TRAVIS J. BROOKS (the “Employee”) and REMEMBRANCE GROUP, INC., a Delaware corporation (the “Company”).

RECITALS

A.	The Company desires to employ the Employee on the terms and conditions set forth herein.

B.	The Employee desires to be employed by the Company on such terms and conditions.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, promises, and obligations set forth herein, the parties agree as follows:

1.                  Term. Subject to Section 5 of this Agreement, the Employee’s initial term of employment hereunder shall be from the period beginning on the Effective Date through January 9, 2022 (the “Initial Term”). Thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless (a) either party provides written notice of its intention not to extend the term at least 45 days prior to the end of the Initial Term or any one-year extension period thereafter; or (b) the Employee’s employment has otherwise been previously terminated. The period during which the Employee is employed by the Company hereunder is hereinafter referred to as the “Employment Term.”

2.	Position and Duties.

2.1              Position. During the Employment Term, the Employee shall serve as the Chief Financial Officer of the Company, reporting to the Chief Executive Officer and Board of Directors of the Company (the “Board”). In such position, the Employee shall have such duties, authority, and responsibilities as are consistent with the Employee’s position.

2.2              Duties. During the Employment Term, the Employee shall devote substantially all of the Employee’s business time and attention to the performance of the Employee’s duties hereunder and will not engage in any other business, profession, or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board.

3.                  Place of Performance. The place of Employee’s employment shall be the Company’s principal executive office currently located in Naples, Florida for approximately 50% of Employee’s business time and at Employee’s home office for the remainder of Employee’s business time; provided, however, that the Employee may be required to travel on Company business during the Employment Term.

4.	Compensation.

4.1              Base Salary. The Company shall initially pay the Employee an annual rate of base salary of $150,000 in periodic installments in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than monthly. The Employee’s base salary shall be reviewed at least annually by the Board and may be increased by the Board in its discretion. The Employee’s annual base salary, as in effect from time to time, is referred to in this Agreement as “Base Salary.”

4.2              Annual Bonus Opportunity. The Employee shall be eligible for an annual bonus opportunity in an amount equal to 20% of the Employee’s Base Salary then in effect (i.e., initially $30,000, subject to adjustments to the Employee’s Base Salary from time to time, if any) (the “Annual Bonus”). The Annual Bonus will be earned, if at all, based on the Board’s and the Chief Executive Officer’s evaluation of the Employee’s personal performance for the most recently completed fiscal year (weighted 50%) and the Company’s financial performance for the most recently completed fiscal year (weighted 50%), with each metric measured and determined by the Chief Executive Officer or the Board in his or its sole discretion. Promptly after the completion of the Company’s audited financial statements for the immediately preceding fiscal year and the filing of all of the Company’s tax returns for the immediately preceding fiscal year, the Chief Executive Officer and the Board shall review the Employee’s and the Company’s performance for the most recently completed fiscal year for purposes of determining whether the Employee is entitled to an Annual Bonus for the most recently completed fiscal year. If the Chief Executive Officer and the Board determine that the Employee is entitled to an Annual Bonus, it shall be paid within 30 days after such determination.

4.3              Equity Award. During the Employment Term, the Employee shall be eligible to participate in the Remembrance Group, Inc. 2020 Equity Incentive Plan (the “2020 Equity Plan”) or any successor plan, subject to the terms of the 2020 Equity Plan or any successor plan, as determined by the Board in its discretion. Without limiting the generality of the foregoing, in consideration of the Employee entering into this Agreement, the Company will grant an equity award to the Employee pursuant to the 2020 Equity Plan consisting of 250,013 shares of restricted Common Stock of the Company. The foregoing equity award shall vest 25% on the one year anniversary of the Effective Date and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the Effective Date. All other terms and conditions of such award shall be governed by the terms and conditions of the 2020 Equity Plan and an Award Agreement to be entered into by and between the Company and the Employee on or promptly after the Effective Date. Notwithstanding anything to the contrary in this Agreement or the Award Agreement, if the Employee is terminated during the Probationary Period (as defined below), the equity award described above shall be completely forfeited by the Employee for no consideration.

4.4              Employee Benefits. Beginning March 01, 2021, the Employee shall be entitled to participate in all employee benefit plans, practices, and programs maintained by the Company, as in effect from time to time (collectively, “Employee Benefit Plans”), to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans; provided, however, that the Employee Benefit Plans shall include health insurance, vision insurance, dental insurance, short term disability insurance, and long term disability insurance. The Employee shall be solely responsible for paying all premiums, deductibles, copays, and other out of pocket expenses related to the Employee Benefit Plans. The Company reserves the right to amend or terminate any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5              Vacation; Paid Time Off. During the Employment Term, the Employee shall be entitled to paid vacation in accordance with the vacation policies set forth in the Company’s Employee Handbook, as in effect from time to time. The Employee shall receive other sick days and paid time off in accordance with the Company’s Employee Handbook and other policies as such policies may exist from time to time and as required by applicable law. Unused paid vacation days each year shall rollover to the following year.

4.6              Business Expenses; Reimbursements. The Employee shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by the Employee in connection with the performance of the Employee’s duties hereunder in accordance with the Company’s expense reimbursement policies and procedures, including, but not limited to, (i) all costs related to any business-related licenses, courses, or continuing education approved in advance in writing by the Chief Executive Officer of the Company; (ii) all costs related to the Employee’s Internet service at the Employee’s primary residence (which shall be reimbursed on a monthly basis after the Employee provides written evidence of such charges to the Company); (iii) all costs related to one cell phone used by the Employee in the performance of Employee’s duties under this Agreement (which shall be reimbursed on a monthly basis after the Employee provides written evidence of such charges to the Company); (iv) certain expenses related to the Employee commuting to and from the Employee’s primary residence in Palm Beach Gardens, Florida to the Company’s principal executive officer in Naples, Florida, with such reimbursable charges to be mutually agreed upon by the Employee and the Company’s Chief Executive Officer from time to time in the Chief Executive Officer’s discretion; and (vi) all COBRA insurance premiums required to be paid by the Employee to maintain the Employee’s prior health insurance coverage for the period beginning on the Effective Date and ending March 01, 2021.

4.7              Bonuses. The Employee shall be eligible to receive an annual bonus for each year during the Employment Term in the discretion of the Company’s Chief Executive Officer and the Board.

4.8              Indemnification. The Company shall indemnify and hold the Employee harmless to the maximum extent permitted under applicable law and the Company’s Bylaws for acts and omissions in the Employee’s capacity as an officer, director, or employee of the Company.

5.                  Termination of Employment. The Employment Term and the Employee’s employment hereunder may be terminated by either the Company or the Employee at any time and for any reason or for no particular reason; provided, however, that, unless otherwise provided herein, either party shall be required to give the other party at least 30 days advance written notice of any termination of the Employee’s employment. Upon termination of the Employee’s employment during the Employment Term, the Employee shall be entitled to the compensation and benefits described in this Section 5 and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates. Notwithstanding anything to the contrary in this Agreement, during the Employee’s initial 90-day probationary period beginning on the Effective Date and ending on April 10, 2021 (the “Probationary Period”), the Company may terminate Employee’s employment at any time and for any reason and such termination shall be treated as this Agreement expiring pursuant to Section 5.1, and the Employee shall thereupon be entitled to only the Accrued Amounts set forth in Section 5.1.

5.1              Expiration of Employment Term; Termination For Cause or During Probationary Period; Voluntary Termination by Employee.

(a)                The Employee’s employment hereunder may be terminated upon either party’s failure to renew (or election not to renew) this Agreement in accordance with Section 1, voluntarily terminated by the Employee (i.e., a resignation), or terminated by the Company for Cause or for any reason at any time during the Probationary Period, and in those situations, the Employee shall be entitled to receive the following amounts (such amounts described in subsections (i) through (iii) below, collectively, the “Accrued Amounts”):

(i)                 any accrued but unpaid Base Salary and accrued but unused vacation and paid time off, which shall be paid on the pay date immediately following the date of the Employee’s termination in accordance with the Company’s customary payroll procedures;

(ii)               reimbursement for unreimbursed business expenses properly incurred by the Employee, which shall be subject to and paid in accordance with the Company’s expense reimbursement policy; and

(iii)            such employee benefits, if any, to which the Employee may be entitled under the Company’s Employee Benefit Plans as of the date of the Employee’s termination; provided, however, that in no event shall the Employee be entitled to any payments in the nature of severance or termination payments except as specifically provided in this Agreement.

(b)	For purposes of this Agreement, “Cause” shall mean:

(i)                 the Employee’s failure to perform the Employee’s duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii)               the Employee’s failure to comply with any valid and legal directive of the Chief Executive Officer or the Board;

(iii)            the Employee’s engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, injurious to the Company or its affiliates;

(iv)             the Employee’s embezzlement, misappropriation, or fraud, whether or not related to the Employee’s employment with the Company;

(v)               the Employee’s indictment for or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude;

(vi)             the Employee’s violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct;

(vii)           the Employee’s material breach of any obligation under this Agreement or any other written agreement between the Employee and the Company; or

(viii)        the Employee’s engagement in conduct that brings (or is reasonably likely to bring, as determined in the Board’s discretion) the Company negative publicity or into public disgrace, embarrassment, or disrepute.

Except for a failure, breach, or refusal which, by its nature, cannot reasonably be expected to be cured, the Employee shall have 10 business days from the delivery of written notice by the Company within which to cure any acts constituting Cause.

5.2              Termination Without Cause. The Employment Term and the Employee’s employment hereunder may be terminated by the Company without Cause at any time. In the event of such termination, the Employee shall be entitled to receive the Accrued Amounts described above and, subject to the Employee’s compliance with Section 6 and Section 7 of this Agreement and the Employee’s execution, within 21 days following receipt, of a release of claims in favor of the Company, its affiliates, and their respective officers and directors in a form provided by the Company (the “Release”) (such 21-day period, the “Release Execution Period”), and the Release becoming effective according to its terms, the Employee shall be entitled to receive the following:

(a)                equal installment payments payable in accordance with the Company’s normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the remaining portion of the Employee’s Base Salary for the year of the Employment Term in which Employee is terminated, which severance payments shall begin within 30 days following the date of the Employee’s termination and continue until the 12 month anniversary of the Employee’s date of termination; and

(b)               the treatment of any outstanding equity awards (including, but not limited to, the equity award described in Section 4.3) shall be determined in accordance with Section 4.3 and the terms of the 2020 Equity Plan and the applicable Award Agreement(s) entered into between the Employee and the Company.

Notwithstanding anything to the contrary in this Agreement, a termination of the Employee by the Company during the Probationary Period shall not be considered a termination by the Company without Cause.

5.3	Death or Disability.

(a)                The Employee’s employment hereunder shall terminate automatically upon the Employee’s death during the Employment Term, and the Company may terminate the Employee’s employment on account of the Employee’s Disability (as defined below).

(b)               If the Employee’s employment is terminated during the Employment Term on account of the Employee’s death or Disability, the Employee (or the Employee’s estate and/or beneficiaries, as the case may be) shall be entitled to receive the Accrued Amounts, and the treatment of any outstanding equity awards (including, but not limited to, the equity award described in Section 4.3) shall be determined in accordance with the terms of the 2020 Equity Plan and the applicable Award Agreement(s) entered into between the Employee and the Company. Notwithstanding any other provision contained herein, all payments made in connection with the Employee’s Disability shall be provided in a manner which is consistent with federal and state law.

(c)                For purposes of this Agreement, “Disability” shall mean the Employee is entitled to receive long-term disability benefits under the Company’s long-term disability plan, and if the Company does not have a long-term disability plan, then “Disability” shall mean the Employee’s inability, due to physical or mental incapacity, to perform the essential functions of the Employee’s job, with or without reasonable accommodation, for 180 days out of any 365-day period or 120 consecutive days. Any question as to the existence of the Employee’s Disability as to which the Employee and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Employee and the Company. The determination of Disability made in writing to the Company and the Employee shall be final and conclusive for all purposes of this Agreement.

5.4              Notice of Termination. Any termination of the Employee’s employment by the Company or by the Employee during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Employee’s death) shall be communicated by written notice of termination (“Notice of Termination”) to the other party hereto in accordance with Section 17. The Notice of Termination shall specify:

(a)	the termination provision of this Agreement relied upon;

(b)               to the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Employee’s employment under the provision so indicated; and

(c)                the applicable date of termination, which shall be no less than 30 days following the date on which the Notice of Termination is delivered.

5.5              Resignation of All Other Positions. Upon termination of the Employee’s employment for any reason, the Employee shall be deemed to have resigned from all positions that the Employee holds as an officer or member of the Board (or a committee thereof) of the Company and all of its affiliates.

6.	Confidential Information.

6.1              For purposes of this Agreement, “Confidential Information” includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium, relating directly or indirectly to: business processes, practices, methods, policies, plans, publications, documents, operations, services, strategies, techniques, agreements, contracts, terms of agreements, transactions, potential transactions, negotiations, pending negotiations, know-how, trade secrets, records, systems, supplier information, vendor information, financial information, results, accounting information, accounting records, legal information, marketing information, advertising information, pricing information, credit information, payroll information, staffing information, personnel information, employee lists, supplier lists, vendor lists, market studies, sales information, revenue, costs, notes, communications, customer information, customer lists, client information, and client lists of the Company or its affiliates. The Employee understands that the above list is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used. The Employee understands and agrees that Confidential Information includes information developed by Employee in the course of employment by the Company as if the Company furnished the same Confidential Information to the Employee in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Employee; provided, however, that such disclosure is through no direct or indirect fault of the Employee or person(s) acting on the Employee’s behalf. The Employee understands and acknowledges that the Company has invested, and continues to invest, substantial time, money, and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the death care industry. The Employee understands and acknowledges that, as a result of these efforts, the Company has created, and continues to use and create, Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

6.2              The Employee agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate, or make available Confidential Information, or allow it to be disclosed, published, communicated, or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Employee’s authorized employment duties to the Company or with the prior consent of the Board; and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media, or other resources containing any Confidential Information, or remove any such documents, records, files, media, or other resources from the premises or control of the Company, except as required in the performance of the Employee’s authorized employment duties to the Company. Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Employee shall promptly provide written notice of any such order to the Board.

6.3              The Employee understands and acknowledges that the Employee’s obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Employee first having access to such Confidential Information (whether before or after the Employee began employment by the Company) and shall continue during and after the Employee’s employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Employee’s breach of this Agreement or breach by those acting in concert with the Employee or on the Employee’s behalf.

7.	Restrictive Covenants.

7.1              Non-Competition. Because of the Company’s legitimate business interest as described herein and the good and valuable consideration offered to the Employee, during the Employment Term and for two years, to run consecutively, beginning on the last day of the Employee’s employment with the Company, the Employee agrees and covenants not to engage in any Prohibited Activity (as defined below) within the United States of America. For the purposes of this Agreement, “Prohibited Activity” means any activity in which the Employee contributes the Employee’s knowledge, directly or indirectly, in whole or in part, as an employee, employer, owner, operator, manager, advisor, consultant, agent, employee, partner, director, stockholder, officer, volunteer, intern, or any other similar capacity to an entity engaged in the funeral home, mortuary, crematory, cemetery, burial insurance, preneed trust, trust banking, or any other line of business in the death care industry. “Prohibited Activity” also includes activities that may require or inevitably require disclosure of trade secrets, proprietary information, or Confidential Information. Nothing herein shall prohibit the Employee from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Employee is not a controlling person of, or a member of a group that controls, such corporation. This Section 7 does not, in any way, restrict or impede the Employee from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order. The Employee shall promptly provide written notice of any such order to the Board.

7.2              Non-Solicitation of Employees. During the two year period, to run consecutively, beginning on the last day of the Employee’s employment with the Company, the Employee agrees and covenants not to: (i) directly or indirectly solicit, hire, recruit, attempt to hire or recruit, or induce the termination of employment of any employee of the Company or any affiliate thereof, or attempt to do so; or (ii) directly or indirectly solicit, contact (including, but not limited to, email, regular mail, express mail, telephone, fax, instant message, or social media), attempt to contact, or meet with the Company’s current, former, or prospective employees of the Company or any affiliate thereof.

7.3              Non-Solicitation of Customers. The Employee understands and acknowledges that because of the Employee’s experience with and relationship to the Company and its affiliates, the Employee will have access to and learn about much or all of the Customer Information (as defined below) of the Company and its affiliates. “Customer Information” includes, but is not limited to, names, phone numbers, addresses, email addresses, purchasing history and preferences, pricing information, and other information identifying facts and circumstances specific to the customer. The Employee understands and acknowledges that loss of this customer relationship and/or goodwill will cause significant and irreparable harm to the Company and its affiliates. The Employee agrees and covenants, during a two year period, to run consecutively, beginning on the last day of the Employee’s employment with the Company, not to directly or indirectly solicit, contact (including, but not limited to, email, regular mail, express mail, telephone, fax, instant message, or social media), attempt to contact, or meet with the Company’s current, former, or prospective customers for purposes of offering or accepting goods or services similar to or competitive with those offered by the Company or its affiliates.

7.4	Non-Disparagement. The Employee agrees and covenants that the

Employee will not at any time make, publish, or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the Company or its affiliates or their respective businesses, or any of their respective employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties. This Section 7.4 does not, in any way, restrict or impede the Employee from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order. The Employee shall promptly provide written notice of any such order to the Board.

8.                  Remedies. In the event of a breach or threatened breach by the Employee of Section 6 or Section 7 of this Agreement, the Employee hereby consents and agrees that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, and that money damages would not afford an adequate remedy, without the necessity of showing any actual damages, and without the necessity of posting any bond or other security. The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages, or other available forms of relief.

9.                  Governing Law, Jurisdiction, and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of Florida without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement may be brought in any state or federal court located in the state of Florida. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

10.              Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Employee and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter; provided, however, that if there is a conflict between the Offer Letter between the Employee and the Company, dated January 5, 2021, and this Agreement, then the terms of the Offer Letter shall prevail.

11.              Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Employee and by an executive officer of the Company (other than the Employee) authorized by the Board in writing. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time.

12.              Severability. Should any provisions of this Agreement be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal, or unenforceable provisions had not been set forth herein.

13.              Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

14.              Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

15.	Section 409A.

15.1          General Compliance. This Agreement is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with such intent. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any nonqualified deferred compensation payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by the Employee on account of non-compliance with Section 409A.

15.2          Specified Employees. Notwithstanding any other provision of this Agreement, if any payment or benefit provided to the Employee in connection with the Employee’s termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and the Employee is determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the date of the Employee’s termination or, if earlier, on the Employee’s death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to the Employee in a lump sum on the Specified Employee Payment Date and, thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

15.3          Reimbursements. To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

(a)                the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

(b)	any reimbursement of an eligible expense shall be paid to the

Employee on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(c)                any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

16.              Successors and Assigns. This Agreement is personal to the Employee and shall not be assigned by the Employee. Any purported assignment by the Employee shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

17.              Notice. Notices and all other communications provided for in this Agreement shall be given in writing by personal delivery, electronic delivery, or by registered mail to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

If to the Company:	Remembrance Group, Inc. 365 Fifth Avenue South, Suite 201 Naples, Florida 34102 Attn: Dennis L. Smith E-mail: dsmith@remembrancegroup.com

If to the Employee:	Travis J. Brooks 17 Windward Isle Palm Beach Gardens, Florida 33418 E-mail: tbrooks@focusedacctg.com

18.              Representations of the Employee. The Employee represents and warrants to the Company that: (i) the Employee’s acceptance of employment with the Company and the performance of the Employee’s duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement, or understanding to which the Employee is a party or is otherwise bound; and (ii) the Employee’s acceptance of employment with the Company and the performance of the Employee’s duties hereunder will not violate any non- solicitation, non-competition, or other similar covenant or agreement of a prior employer or third- party.

19.              Withholding. The Company shall have the right to withhold from any amount payable hereunder any federal, state, and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

20.              Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

21.              Acknowledgement of Full Understanding. THE EMPLOYEE ACKNOWLEDGES AND AGREES THAT THE EMPLOYEE HAS FULLY READ, UNDERSTANDS, AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EMPLOYEE ACKNOWLEDGES AND AGREES THAT THE EMPLOYEE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF THE EMPLOYEE’S CHOICE BEFORE SIGNING THIS AGREEMENT.

[Remainder of Page Left Blank – Signatures Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

REMEMBRANCE GROUP, INC., a
Delaware corporation

By:	/s/ Dennis Smith
Name:	Dennis L. Smith
Title:	Chief Executive Officer and President

EMPLOYEE:

/s/ Travis J. Brooks
TRAVIS J. BROOKS

Signature Page to Employment Agreement